UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 1, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___       Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 1, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 1, 2011
11-30-TR

Teck Announces Retirement of General Manager, Trail Operations

Vancouver, BC - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that Mike Martin will retire from his role as General Manager Trail Operations.  Mr. Martin will transition from his General Manager role beginning July 1, 2011.

“Mike is retiring 39 years to the day that he joined Teck,” said Don Lindsay, President and CEO.  “Mike is a highly respected operator who has led our Trail Operations through significant industry change and performance improvements over the years.  His guidance and oversight will be missed by his friends and colleagues at Trail and across the company.  However, I know Mike is looking forward to enjoying his retirement, and I wish him and his wife Debbie the very best.”

After graduating from UBC with a Bachelor of Applied Science in Chemical Engineering, Mr. Martin went on to spend his entire career at Trail Operations, holding technical and senior management level positions in virtually all of the operating plants.  He assumed the role of Manager, Operations in 2000, a role in which he held expanded responsibilities for all production and maintenance facilities until 2006 when he was appointed to the General Manager position.  Mr. Martin made many contributions to Trail Operations including commissioning new plant processes, resolving feed supply issues and improving environmental and safety performance.  He was awarded the President’s Award for the successful startup of the KIVCET Lead Smelter and was also a Response Commander with the Trail Operations Emergency Response Team for eight years.

Mr. Martin has been an active member of the community through volunteer activities with the Canadian Power Squadron, Rossland Light Opera and the Rotary Club.  He is a member of the Lower Columbia Community Development Team and member of the Downtown Opportunities and Action Committee for Trail.  He is past Chair of the Kiro Manor Seniors Home and Kootenay Savings Credit Union.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:	Investor Contact:
Marcia Smith	Greg Waller
Vice President Corporate Affairs	Vice President, Investor Relations & Strategic Analysis
Tel. 604.699.4616	Tel. 604.699.4014
marcia.smith@teck.com	greg.waller@teck.com

For Immediate Release	Date: June 1, 2011
11-31-TR

New General Manager Appointed to Lead Teck’s Trail Operations

Vancouver, BC - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today the appointment of Greg Belland as the next General Manager, Trail Operations.  Mr. Belland who is currently the Manager, Production for Trail Operations will assume the role on July 1, 2011.

“I am very pleased to announce that Greg will take on this very important role for Teck,” said Mike Agg, Senior Vice President, Zinc.  “Greg has held a number of positions with Teck and has a strong understanding of the operation.  He will be critical to our ongoing success at Trail.”

Prior to joining Teck, Mr. Belland worked for the National Research Council and Noranda Limited.  He first joined Teck (then known as Cominco) in 1988 as a Research Engineer. In 1994, Mr. Belland left Teck to work for BHP Billiton as a mill superintendent.  He returned to Teck in 1997 and has served in a variety of capacities at our Trail Operations including Manager, Commercial Services, Raw Materials Manager, Operating Manager and Sales Manager among others.

Mr. Belland holds a Bachelor of Science in Chemical Engineering from the University of New Brunswick and a Masters of Business Administration from the University of Toronto.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Marcia Smith
Vice President Corporate Affairs
Tel. 604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Teck Resources Limited
Tel. 604.699.4014
greg.waller@teck.com